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                              August 6, 2021

       Alphonse Valbrune
       Chief Legal Officer
       Clearwater Analytics Holdings, Inc.
       777 W. Main Street
       Suite 900
       Boise, ID 83702

                                                        Re: Clearwater
Analytics Holdings, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 22,
2021
                                                            CIK No. 0001866368

       Dear Mr. Valbrune:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated July 13, 2021.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Organizational Structure, page 55

   1. We note your response to prior comment 3 regarding your discretion to issue cash for
                                                        LLC Interests and
corresponding Class B and Class C common stock, instead of
                                                        exchanging them for
Class A and Class D common stock, respectively. As noted in your response letter, please
clarify in your prospectus that you have "preserved this optionality for strategic business
and tax reasons, providing liquidity for certain holders of LLC
                                                        Interests."
 Alphonse Valbrune
FirstName
Clearwater LastNameAlphonse
           Analytics Holdings,Valbrune
                              Inc.
Comapany
August     NameClearwater Analytics Holdings, Inc.
       6, 2021
August
Page 2 6, 2021 Page 2
FirstName LastName
Management's Discussion and Analysis of Results of Operation and Financial Condition
Overview, page 70

2. Please revise your disclosure throughout the filing to present Net Income Margin and
         Adjusted EBITDA Margin for all periods presented, including any quarterly periods presented.
Consolidated Financial Statements
Note 14. Subsequent Events, page F-27

3. Refer to prior comment 22. As requested, please disclose the estimated unrecognized compensation expense associated with your equity awards issued subsequent to December
         31, 2020, if material, and the periods over which it will be recognized or tell us why such disclosure is not required. Refer to ASC 855-10-50-2(b).
       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Joshua N. Korff, Esq.